Provident Energy Announces August Cash Distribution NEWS RELEASE NUMBER 18-05 August 4, 2005

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced its August cash distribution will be CDN$0.12 per unit payable on September 15, 2005. August's distribution is consistent with the distribution paid to unitholders since November 2003.

August’s distribution will be paid to unitholders of record on August 19, 2005. The ex-distribution date will be August 17, 2005. For unitholders receiving their distribution in U.S. funds, the August 2005 cash distribution will be approximately US$0.10 per unit based on an exchange rate of 0.8245. The actual U.S. dollar distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages oil and gas production businesses and a midstream services business. Provident’s energy portfolio is located in some of the more stable and predictable producing regions in western Canada, southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact: Patricia Lew Investor Relations and Communications Analyst Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com